

Agenda

14:30	CEO
14:45	Assaí e Compre Bem
15:00	Extra
15:15	Pão de Açúcar
15:30	Proximity
15:40	GPA Malls
15:50	Coffee
16:10	Digital Transformation
16:20	Private Label
16:30	CFO
16:40	Q&A

Peter Estermann

CEO of GPA

2018 Scenario

Overview:

- ✓ **Macroeconomic and political scenario showing signs of improvement**
- ✓ Stabilization of channel migration

Retail:

- ✓ **Highly fragmented segment**
- ✓ **Expansion potential of premium segment**
- ✓ National chains: revision of format models and stores closing
- ✓ Regional players: organic expansion

Cash and Carry:

- ✓ **More concentrated segment**
- ✓ Strong expansion of major players and local players

National penetration (**): Stores in 19 of 27 Brazilian states

Share of sales by region

- North
- Midwest
- Southeast
- Northeast
- South

(**) Base data : Set/2018



2.2%
18.3%
8.7%
69.1%
1.7%

Our performance in this scenario:

- Multi-channel, multi-format and multi-region portfolio
- Portfolio optimization: conversion, renewal and new store concepts
- Multivarejo: sequential growth of sales and profitability
- Assaí: rapid expansion of stores with strong sales performance and profitability

Market share gains in all banners(*)

Consistent results, in line with guidance

(*) Data Nielsen

GPA INVESTOR Day

2018 - Main Strategic Pillars

Portfolio Optimization

- ✓ Strong expansion of Assaí
- ✓ Revision of Extra Super positioning:
  - Conversion to Compre Bem
  - Revitalization to Mercado Extra
- ✓ Revitalization and modernization of assets:
  - Renovations of Pão de Açúcar
  - Repositioning of Extra Hiper
  - Renovation of gas stations and drugstores
  - Greater attractiveness of commercial centers

Repositioning of Private-Label Brands

- ✓ Repositioning of the brand Qualitá, new packaging design and communication campaign
- ✓ Greater quality and price competitiveness
- ✓ Complete revision of assortment
- ✓ Taeq brand strengthening
- ✓ Rollout of the integrated model with partner suppliers

Digital Transformation

- ✓ Creation of Executive Officer position
- ✓ Strengthening of loyalty program: My Discount / My Rewards (partnership with Livelo)
- ✓ Chef Time partnership
- ✓ Food e-commerce: redesign of website and expansion of "delivery express" and "click & collect" services

Operation / Efficiency

- ✓ More dynamic sales and promotional creativity
- ✓ Segmentation of offering according to the characteristics of each micro-region
- ✓ Perishables as a differential
- ✓ Optimization of the logistics model (e.g.: Mini Hub)
- ✓ Reduction in shrinkage level

People

- Productivity
- People development
- Training: improvement in service level

Sustainability

- Diversity
- Raising consumer awareness and production chain
- Social investment
- Management of environmental impact

GPA INVESTOR Day

Priorities for 2019-2021

Accelerate GPA differentiation through:

- Greater adaptation to each geographic region
- Sales area optimization: square meter monetization

Strengthening of key differentials: "Private-Label" and "CRM & Loyalty"

Focus on Omni-channel

ASSAÍ ATACADISTA

Cash and Carry

✓ **"Occupy the market"**: expansion to new states and consolidation in existing markets

✓ Increase operational efficiency

✓ Expansion of financial services

extra | COMPRE BEM SUPERMERCADOS

Mainstream

✓ **Super:** Adaptation to each market niche: Mercado Extra or Compre Bem

✓ **Hiper:** Reinforcement of the value proposition: Service level, digital experience and omni-channel

Pão de Açúcar

Premium

✓ Consolidate the high-end positioning: benchmark in innovation, assortment and service level

✓ **"Saturate the market"**: opening of stores in existing areas and expansion to new states

✓ Strengthening of Pão de Açúcar as a national brand

ASSAÍ

ATACADISTA

DESDE 1974

Strategic Pillars of Assaí

ASSAÍ

Expansion

Growth:
- ✓ 61 stores opened in five years
- ✓ 42 organic expansion
- ✓ 19 store conversions

Sales Area:
Twice as larger

Expansion sustained by own cash generation

Productivity

Sales per square meter:
71% increase since 2013, reaching R$ 4,000 per square meter

Average Sale of Expansion:
New store with annual sales of around R$ 200 million

Average Sale of Conversion:
Sales up 2.4 times after conversion

Innovation

Passaí Card:
More than 500,000 cards issued

Wi-Fi:
Improvement in service and knowledge of client profile

Automation of store operations



Increase in profitability and strong cash generation

1st time a cash and carry wholesaler enters the Most Valuable Brazilian Brands* ranking

Interbrand
Marcas Brasileiras Mais Valiosas 2018

Ranking compiled by Interbrand and published by Revista Exame in 2018. Assaí ranked 23rd with brand value of R$ 459 million

GPA INVESTOR Day

Solid sales performance

with gains in **market share**

Growth 2013 to 2017

Gross Sales: Up ~3 times

Consistent growth of Gross Sales



CAGR: +31.0%
Gross Sales
(R$ million)
31.8%
25.9%
39.2%
27.5%
24.4%
6,814
8,983
11,308
15,736
20,070
14,164
17,623
2013
2014
2015
2016
2017
9M17
9M18

Market share growth in a rapidly expanding market



+1,120 bps
260 bps
200 bps
150 bps
240 bps
270 bps
18.5%
21.1%
23.1%
24.6%
27.0%
29.7%
2013
2014
2015
2016
2017
9M18

Source: Nielsen

Recent performance

Strong growth and solid results

ASSAÍ

Gross Profit
with significant margin expansion



+130 bps
+80 bps
914
1,208
1,537
2,170
2,941
1,967
2,575
14.6%
14.5%
14.7%
15.0%
15.9%
15.1%
15.9%
2013
2014
2015
2016
2017
9M17
9M18*
Gross Profit
Gross Margin

SG&A
under control, despite the expansion



-20 bps
+10 bps
665
865
1,100
1,494
1,918
1,345
1,681
10.6%
10.4%
10.5%
10.3%
10.4%
10.3%
10.4%
2013
2014
2015
2016
2017
9M17
9M18
SG&A
SG&A over Net Sale

Growth 2013 to 2017

EBITDA: Up 4.1 times

CAGR: 42.5%

EBITDA
Strong growth, reflecting the maturation of stores



312%
44%
250
346
441
681
1,029
626
901
4.0%
4.2%
4.2%
4.7%
5.6%
4.8%
5.6%
2013
2014
2015
2016
2017
9M17
9M18*
Adjusted EBITDA
Adjusted EBITDA Margin

Net Income
Important growth in profitability



382%
75%
112
120
171
283
540
286
460
1.8%
1.4%
1.6%
2.0%
2.9%
2.2%
2.8%
2013
2014
2015
2016
2017
9M17
9M18*
Net Income
Net Margin

Conversion of **78% of EBITDA into Net Income**

*Excluding non recurring fiscal credits

GPA INVESTOR Day

Strong geographic expansion in the last 5 years

2013

- ✓ 75 stores
- ✓ 12 states
- ✓ 272,000 m² of sales area
- ✓ Average area: 3,600 m²
- ✓ 11,500 employees



CE
PB
PE
AL
BA
MT
DF
GO
MS
SP
RJ
PR

2018*

- ✓ 144 stores
- ✓ 18 states
- ✓ 594,000 m² of sales area
- ✓ Average area: 4,200 m²
- ✓ 34,800 employees



AM
PA
PI
CE
RN
PB
PE
AL
SE
BA
MT
DF
GO
MG
MS
SP
RJ
PR

Sales area twice as larger compared to 2013



71 new stores **
272
317
373
421
506
594
75
84
95
107
126
144
2013
2014
2015
2016
2017
2018*
Sales Area
Number of Stores

*Estimated for 2018 **Includes organic expansion and conversions Not including the closure of 2 stores since 2013

High productivity of new stores

Number of stores

134 Stores (Sept/18)



Under maturation
39%
61%
Matured

Sales Area

549,000 m² (Sept/18)



Under maturation
45%
55%
Matured

Average monthly sales

(R$ million)



12.5
18.4
19.4
Old Model Matured
New Model Matured
New Model Under Maturation

EBITDA Margin



6.5%
5.7%
Matured
Under Maturation

"Under maturation" stores include stores opened since 2015

Success of store conversions from 2016 to 2018

Characteristics of conversion

Faster
Maturation

Customer Traffic
1.3 times higher

Higher share of
individuals

Average ticket **1.8 times higher**

Sales growth of **2.4 times**

Return (IRR) of
30% to 40%

Payback
from 3 to 4 years

EBITDA Margin
140 bps higher

19 conversions since 2016

High growth potential

Meeting the needs of the target public

ASSAÍ

Micro and Small Businesses in Brazil

Micro and Small Businesses — Complementary Distributor

- Supermarkets **75,833**
- Bars and Cafes **1,017,344**
- Grocery stores **887,297**
- Restaurants **337,089**
- Hotels **48,156**
- Motels **6,175**
- Religious Activities **176,672**
- Bakeries and Patisseries **197,915**

Migration of final consumer to Cash & Carry

Final Consumer — Stock-up purchases and low price

- R$ **Post-crisis migration**, including Classes A and B
- % Profile corresponds to **55% of sales**
- **98% of customers** said that they will **continue to shop in the format**

  Focus on client retention for **stock-up purchases**
- Increase of more than **20% in expenses in the channel** and **frequency 19% higher**

Assaí seeks quality service and innovative solutions for both customer groups

GPA INVESTOR Day

Financial Solutions

Broad acceptance of Passaí Card proposition

Broad acceptance of Passaí Card

More than 500,000 cards issued in 10 months* (*through Oct/18)

Average Ticket

50% higher



Itaucard 2.0
international
itaú
PASSAÍ
mastercard
5000 0000 0000 0000

Sales

More than R$1.3 billion in total sales inside and outside Assaí stores

Penetration Index

With an increase of 300 bps compared to 2017, It represents 5% of sales

Innovation

Wi-Fi at Assaí stores



To better serve consumers, Assaí now offers Wi-Fi at its stores

Customers can access the Wi-Fi at the Cashier

They sign up and provide information to help us better understand their profile

They receive advertisements , offers and information in their mobile

They enter the page we wish to promote (our website, campaign, supplier promotion) before being able to navigate

Innovation

Automation of store operations - RUB

Collaborative solution whose core objective is to support "shop floor" operations in retail and cash and carry through the use of technology

- Reduction of stockout rates
- Faster customer service
- Better control of inventory levels at stores
- Better team management at stores
- Increase in manpower efficiency
- Correct exhibition of prices
- Easy to change prices
- Centralized vision in real time

COMPRE BEM
SUPERMERCADOS

Compre Bem

Pilot store conversion
Extra Supermarket to Compre Bem

ASSAÍ ATACADISTA DESDE 1974 — Expertise in low-cost operations

COMPRE BEM SUPERMERCADOS

Operating knowledge of supermarkets and management of categories — multivarejo

Positioning

- ✓ **Competitors:** regional supermarkets
- ✓ **Target public:** B and C Classes
- ✓ **Price:** With lower variation, competing with key regional players

Expansion

- ✓ **1st Wave:** pilot conversion of 13 stores in 2018
- ✓ **Potential:** 70 to 100 Extra Supermarket stores

Differential

- ✓ **Focus:** Excellence in customer service and services compatible with regional supermarkets
- ✓ **Assortment:** 7,000 products, with excellence in meat, bakery, fresh produce services

Low Cost

- ✓ **Operation:** Low logistics and IT costs
- ✓ **Marketing:** Offers flyers and digital communication
- ✓ **Direct delivery in store:** Perishable receipt

Initial Results and Outlook for 2019

Early results underline the success of the project

Next Steps

- Monitoring of KPIs
- Analysis of potential conversions
- Continued development of relationship with suppliers



Sales
Up 2.0 times
Number of customers
Up 1.5 times
Average Ticket
Up 1.3 times
Before Conversion
After Conversion

Compre Bem Openings

COMPRE BEM
SUPERMERCADOS

Taubaté | 10/16/18


COMPRE BEM

Leme | 10/30/2018



Porto Ferreira | 10/31/18


Açougue

Guarulhos Papa J. Paulo | 11/06/18


Hortifrúti
Balança

Compre Bem Openings

Guarulhos Cecap | 11/08/18


Laticínios
FRESQUINHO

Mogi das Cruzes | 11/14/2018



Jundiaí | 11/23/18



Imperador | 11/27/18



Ribeirão Pires | 11/29/18



Priorities 2019-21

Maintain the initiatives of 2018, **expand and optimize**

Growth of sales and market share

- ✓ Maintain SSS growth above inflation
- ✓ Market Share Gain

Expansion

- ✓ Expansion of Assaí´s nationwide footprint, seeking consolidation
- ✓ Excellent expansion productivity
- ✓ Opening of 15-20 Assaí´s stores/year
- ✓ Roll-out of Extra Super stores into Compre Bem



Increase operational efficiency

- ✓ Control of Working Capital
- ✓ Control of expenses
- ✓ Increase in productivity
- ✓ Expansion supported by own cash generation

Financial Solutions

- ✓ Expansion of the portfolio of financial products and services

extra

Extra: Strong nationwide presence



Present in
17 States

Omnichannel Brand

112	extra hiper
151	extra supermercado
183	mini extra
71	posto extra
113	drogaria extra
23	MERCADO extra
(delivery)	extra.com.br

more than 280 million tickets per year in our 653 stores and e-commerce,

equivalent to more than 1.3 visits by each Brazilian, in one year

Our Purpose

EXTRA IS A
GREAT ENABLER

For this, we use the strength and size that only EXTRA has **TO GIVE YOU GREATER ACCESS to quality products and services throughout the year.**

With joy, **gentleness and dedication, WE BRING SAVINGS** so that all Brazilians can live better **as they like and wish**.

Always count on Extra, always choose Extra. Because we will always do everything so you don't have to give up anything that is important for you and your family.



Vai
economizar
Vai no
extra

Fabiana Karla, Clube Extra Customer

Extra: 12 years elected as top of mind

extra

12 times
Top of
Mind

Interbrand
Marcas
Brasileiras
Mais Valiosas
2018

votado pelos leitores
MARCAS DE CONFIANÇA
2018
Seleções do Reader's Digest

FOLHA
TOP of MIND

Extra: 20th most valuable and the only brand in the segment

CONSUMIDOR
MODERNO

ESTADÃO
MARCAS

Prêmio
BRWeek
2018

extra

Our
Value Proposition

LOW PRICE AND VARIED ASSORTMENT

Customer experience

Scope & Amplitude

Focus on Perishables category

Operational excellence

Seasonal events and commercial activations

Our
Value Proposition

LOW PRICE AND VARIED ASSORTMENT

Customer experience

Scope & Amplitude

Focus on Perishables category

Operational excellence

Seasonal events and commercial activations

Customer experience

- ✓ **Focus on ISC customer satisfaction**
- ✓ **Training for Extra employees: Click Movement** *~more than 23,000*
- ✓ **Leveraging Clube Extra:** *60% of sales*
- ✓ **Increased Digitalization, with the focus on the App: My Discount, My Rewards and e-commerce**
- ✓ **'Collect & Win' promotion for all customers:** *more than 3 million exchanged prizes*
- ✓ **Long Live the Neighborhood: store as a community center**



extra

Our Value Proposition

LOW PRICE AND WIDE ASSORTMENT

Scope & Amplitude

Customer experience

Focus on Perishables category

Operational excellence

Seasonal events and commercial activations

GPA INVESTOR Day

extra

Scope & Amplitude

- ✓ Footprint
- ✓ Complete solution: formats and categories
- ✓ Wide assortment: meats, fresh products, beauty, baby care, home care, telephony, electronics and cars
- ✓ Private-label: food and non-food products in synergy with Exito Group, in apparel with Arkitect and Bronzini
- ✓ Exclusive imported goods
- ✓ Store in Store



Qualitá

ARKITECT

BRONZINI



extra

Our Value Proposition

LOW PRICE AND WIDE ASSORTMENT

- Customer experience
- Scope & Amplitude
- Focus on Perishables category
- Operational excellence
- Seasonal events and commercial activations

Focus on perishables

- ✓ Quality and freshness every day
- ✓ Complete basket of perishables
- ✓ Excellence in service: customer counter
- ✓ Experimentation through tasting events
- ✓ Differentiated activation, such as "Carretão", seasonal initiatives, own production and flex seafood



extra

Focus on perishables




FRUTAS SECAS





GPA | INVESTOR Day

Focus on perishables


EXTRAOFERTA
POR


FESTIVAL do SONHO
SONHO
SÓ HOJE
1,79


Café & Lanches

extra

Focus on perishables



FAÇA AQUI O SEU PEDIDO
NOVILHO
Swift
PRODUTOS VARIADOS PARA TODO TIPO DE PREPARO
Sua receita mais saudável



Direto no caixa
20%



GPA Investor Day

Focus on perishables




Toda Feira
FRESCA
20%
EXTRAOFERTA

Our Value Proposition

LOW PRICE AND WIDE ASSORTMENT

Customer experience

Scope & Amplitude

Focus on Perishables category

Operational excellence

Seasonal events and commercial activations

Operational excellence

- ✓ Conversions & Modernizations
- ✓ Multifunctionality
- ✓ Revision of assortment
- ✓ Logistical efficiency & Mini Hub
- ✓ Improvement of store processes: Productivity
- ✓ Optimization of expenses



extra

GPA INVESTOR Day

Our
Value Proposition

LOW PRICE AND WIDE ASSORTMENT

Customer experience

Scope & Amplitude

Focus on Perishables category

Operational excellence

Seasonal events and commercial activations

Seasonal events and commercial activations



- ✓ Busy commercial activation calendar
- ✓ Introduction of new sales dates in the Brazilian calendar
- ✓ Focus on activation of major category festivals
- ✓ Increased use of digital means in calendar activation: “EVERYTHING”

2018: Consistency and innovation every month



Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
OFERTAÇO DO CONSUMIDOR extra
extra PINK FRIDAY
Vai, Brasil! Vai economizar!
Aniversário GPA 70 anos é no extra
Vai na maior festa do Brasil Aniversário extra
3ª e 4ª extra
ALERTA VERMELHO extra
FERIADAÇO DO TRABALHADOR extra
JUNTOU GANHOU! VAI COLECIONAR
ESQUENTA PRA FESTA é no extra Vai, Brasil!
super saldão
extra BLUE FRIDAY
extra TUDO
Oktober extra
extra BLACK FRIDAY
JUNTOU GANHOU! VAI COLECIONAR
clube extra
MEUS PRÊMIOS

For each **moment,** one **new campaign**

Price


OFERTAÇO
DO CONSUMIDOR
extra


FERIADAÇO
extra


ESQUENTA
PRA FESTA
é no extra
Vai, Brasil!


ALERTA
VERMELHO
extra

Focus on assortment communication

Assortment


extra
TUDO


3a e 4a
extra


#modaextra
PRIMAVERAVERÃO18/19


Ofertas no Cartão Extra todos os dias!
ATÉ 20% DE DESCONTO CONFIRA!
2a feira SMARTPHONES
3a feira NOTEBOOKS, PET E PERFUMARIA
4a feira PERFUMARIA
5a feira PORTÁTEIS E AÇOUGUE
6a feira PEIXARIA
AOS FINS DE SEMANA, PARCELE ELETRO
EM ATÉ 20x


Festival do Pescado


extra hiper
Festival da Telefonia

extra

Strengthening of seasonal moments

Seasonality


Páscoa
extra
Vai na Páscoa mais completa do Brasil.
Vai economizar
Vai no extra


Vai na maior festa do Brasil
Aniversário
extra
Festa do ganhe grátis


Vai, Brasil! Vai economizar!
Vai, Brasil
Vai no extra


Vai brindar a economia no maior festival de cervejas do Brasil.
Oktober
extra

Loyalty Building

Focus on loyalty building during the entire year

from 4/9/2018 to 9/30/2018


PROMOÇÃO
JUNTOU, GANHOU!
VAI COLECIONAR
O TIME PERFEITO PARA SEU CHURRASCO.
SÃO 9 PEÇAS IMPORTADAS royalvkb
A CADA R$20,00 GANHE 1 SELO
extra

+2.3m

exchanges made in 5 months

from 09/14/2018 to 02/20/2019


royalvkb
VAI COLECIONAR
PROMOÇÃO
JUNTOU, GANHOU!
DESIGN E QUALIDADE IMPORTADOS PARA SUA COZINHA

+700k

exchanges available till 25/Nov

Promises absolute success

Clube Extra and digital channel as priorities

extra

Loyalty Building

clube extra


Aproveite o WiFi grátis nas lojas

MEU DESCONTO

MEUS PRÊMIOS

60% share of sales. (+ 1,500 bps vs. 2018)

+4.1M downloads Clube Extra App

extra PINK FRIDAY

extra BLUE FRIDAY

extra BLACK FRIDAY
AQUI É DE VERDADE!

Pioneer in the trilogy, with huge impact on sales

This is Extra boosting sales on major consumption occasions

Spontaneous media coverage:
More than 600 articles

GPA INVESTOR Day

MERCADO

extra


MERCADO
extra
22h
PEIXE FRESCO

"We see that the service changed in the butchery, in the cashier" *(Alto da Mooca - Fiel)*

"I trust buying meat here, I know the one that chooses it will cut it the way I want it" *(Helena Maria – Não fiel)*



Key initiatives modernization of Extra Super in 2018

Revision of assortment

- ✓ More restricted assortment in grocery
- ✓ Greater emphasis on perishables

EXTRA Mercado: roll-out of pilot project

23 stores opened in the São Paulo metropolitan region as pilot project


DIA DE OFERTAÇO
É SÓ NESTA SEXTA-FEIRA!
ALERTA VERMELHO
É SÓ NESTE SÁBADO

Commercial Alignment

Price repositioning

- ✓ Low "high-low" intensity
- ✓ New commercial activation dynamics



Price Repositioning

Private-label

- ✓ Increase in share
- ✓ Broader mix of items
- ✓ Promotional alignment with Extra Hiper



Private-label

EXTRA Mercado:

New layout with the focus on perishables



AÇOUGUE
FRIOS
PADARIA
CONGELADOS
MANIFESTO
MERCEARIA
LATICÍNIOS

"Rua do Mercado"
Focused on perishables with an adequate level of service to increase customer traffic

"Rua do Comércio"
Emphasis on perception of price and private-label.



ARROZ
FARINÁCEO
FEIJÃO
ARROZ QUALITÁ 5kg
9,45
ÁGUA SANITÁRIA
AMACIANTE
SABÃO EM PÓ
MASSAS
MOLHOS
ÓLEO
DETERGENTE
PAPEL HIGIÊNICO
LIMPADORES
FELIZ NATAL


HORTIFRÚTI
TAPIOCA
OVOS
ACHOCOLATADO
LEITES
SUCOS
CHÁ
CAFÉ


A feira mais completa do Brasil.
3ª 4ª 5ª extra
CENOURA PU 1KG
R$ 1,99
1,99
3,00


AÇOUGUE
FAÇA AQUI O SEU PEDIDO
BOVINA
PALETA
BARRIGA
BISTECA
COSTELA
COPA LOMBO
PERNIL S/ OSSO
FRANGO A PASSARINHO
PEITO COM OSSO
SOBRECOXA
FILÉ DE PEITO
ASA
APROVEITE
COMPRE ACIMA DE 2KG EM NOSSO BALCÃO DE ATENDIMENTO
E GANHE 10% DE DESCONTO
FAÇA AQUI O SEU PEDIDO


MERCADO
extra
PADARIA
LEITE
PÃO FRANCES
QUENTINHO
A TODA
HORA

EXTRA Mercado:

Initial results of the first 6 months:

1st Wave:
10 revitalized stores

Sales


+25%
Extra Super
Mercado Extra

Volume


+30%
Extra Super
Mercado Extra

Customers


+20%
Extra Super
Mercado Extra

Results regarding average performance since the stores opening

+ 200%
growth in inauguration



Important **market share gains in 2018**


+40 bps
13.8
14.2
2017
2018
AS
+130 bps
29.6
30.9
2017
2018
HIPER

***Source: Nielsen- L4L YTD** (Jan - Sep)*

2018: Improvement in Customer Satisfaction Index



ISC
Extra Hiper
Extra Super
Market
72.8
69.6
70.9
71.3
73.4
69.0
68.9
70.7
71.8
74.5
64.5
63.8
65.1
66.3
72.0
2017 - Q3
2017 - Q4
2018 - Q1
2018 - Q2
2018 - Q3

Extra Priorities 2019-2021

Optimization and increased profitability of assets:

- ✓ Parking Lot
- ✓ Malls
- ✓ Warehouse
- ✓ Sales Area

Expand the leadership in e-commerce and multichannel platform

- ✓ Optimize Clube Extra
- ✓ Make communications digital
- ✓ Expansion of Express
- ✓ Expansion of Last mille





Reinforce brand differentiation through:

- ✓ Perishables, Non-Food, Private-label and Store in Store
- ✓ Revitalization of stores: Extra Super to Mercado Extra

Initiatives to sustain sales growth above inflation:

- ✓ Busy commercial activation calendar
- ✓ Focus in seasonality and Clube Extra
- ✓ Continuance of collectible campaigns

Pão de Açúcar

Absolute leader in the premium segment

with **nationwide presence** and **OmniChannel**

Pão de Açúcar in numbers:

Count	Format	Ticket/month
186	Pão de Açúcar Stores	**11MM**
82	Minuto Stores	**1.2MM**
70	E-commerce + Express	**85,000**
10	Drugstores	**870,000**
5	Gas stations	**168,000**



Rio de Janeiro | **10.9%**

São Paulo | **66.8%**

Midwest | **9.2%**

Northeast | **13.1%**

Brand Positioning

Happiness

Our PROPOSITION

To inspire, encourage and offer means so that more and more people understand that happiness (theirs, those around them and the planet) is simple, real and within our reach.

Our TERRITORY

Imperfect happiness, daily, possible, real and personal

Nossos MODELOS DE NEGÓCIOS

Minuto	Supermarket	E-commerce
“Sorts my life out”	"It's part of my routine and my life"	“Makes my life easier with a click"

BUSINESS PILLARS

DIFFERENTIATION	INNOVATION	EQUILIBRIUM
"Assortment with highlights for launches and differentiated, which inspire and encourage my daily happiness”	"Services that surprise and enchant, guaranteeing my loyalty with Pão"	“Inspires me to take care of my body and the planet"

PÃO de AÇÚCAR MAIS APP

Ensure the inclusive, **ADDING THE EXCLUSIVE**

value + **strength**

DIGITAL CHANNEL + **PERSONALIZATION** — **ACTIVATIONS**

DIGITAL CHANNEL
- CONTENT
- ACTIVATIONS
- SPECIALISTS

PERSONALIZATION
- SEASONALITIES
- ASSORTMENT
- PRIVATE LABEL
- SERVICES
  - My Discount (App)
  - My Rewards

ACTIVATIONS
- DYNAMICS
  - Top Offers
  - Promo
  - Collect & Exchange
  - Off prices

Activation dynamics, Specials & Festivals as levers of differentiation

Pão de Açúcar,

being inclusive without ceasing to be exclusive


CLEANUP FESTIVAL
SUMMER PLAN
COASTAL STORES
LAUNCH of "My Rewards"
EASTER CAMPAIGN + SPECIALS
COLLECT & EXCHANGE - PANS
WINE ACTION (CONSUMER DAY)
HEALTHY LIFE SPECIAL
PERFUMERY FESTIVAL
COFFEE & CO. SPECIAL
WINTER DELIGHTS SPECIAL
PÃO DE AÇÚCAR ANNIVERSARY
PORK SPECIAL
MY WAY
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
SPECIAL BEERS ACTION
SUMMER SPECIAL
BARBECUE SPECIAL
DRINKS SPECIAL
MOTHER'S DAY SPECIAL
MOTHER'S DAY WITH DOUBLE STAMPS
WORLD CUP
OFF PRICES: VALENTINE'S DAY
DRINKS SPECIAL
WINTER PLAN: CAMPOS DO JORDÃO
JAMIE'S GARDEN
SEAFOOD SPECIAL
70 YEARS GPA CUSTOMER DAY SPECIAL

Framework 2018

Continuing the strategy of being inclusive without ceasing to be exclusive, intensifying actions that are bringing positive results and including new initiatives to overcome challenges.

1 Price Perception

Focused Discount

Promotional Strategy

EDPL Iconic Products

Pricing

2 Quality of Service

Deliver the "basics" (waiting time at checkout/ stockout)

Offer differentiated service (digital tools/ multi-channel vision/WiFi)

3 Differentiated Assortment

Leverage existing authority (assortment / communication / store environment)

Create new strengths (imported products/ store within store/ healthy products affordable/bulk products)

4 Renovation of Stores

Renovation of stores *(optimization of capex, focus on investments with high customer perception)*

5 Operational Excellence

Focus on productivity and operational excellence to reduce costs

6 Omnichannel Strategy

App integrated with E-commerce *("one-click" purchase / products, information and reviews)*

Integrated promotional calendar

Integrated communication *(wine subscription, beer subscription)*

Improve the home delivery service

Delivery Express (70 stores)

People management

Way of being and serving (our DNA)

Consistent gain in market share

maintaining profitability between

14% and 15%





+0.2%
6.1
6.3
2017
2018
AS
+0.3%
6.9
7.2
2017
2018
SUPER

Source: Nielsen- L4L YTD (jan - set)

Loyalty Program: 'Cliente Mais' and My Discount

Pão de Açúcar mais


DESCONTO

	Jul 2017 Launch	Set 2018	
No. of loyalty program customers	4.8M	5.9M	+23%
Share of Identified sales over total sales	77%	82%	+500bps
Sales Share of customers with appl	17%	38%	+2,100bps

Base 100 index	☆ 'Cliente Mais'	☆☆ 'Cliente Valioso'	☆☆☆ 'Cliente Premium'
Visit month	100	120	149
Average Ticket (R$)	100	106	203
Average spend (R$)	100	128	303

Clientes Premium and valiosos represent **74%** of sales

My Rewards: customer loyalty through monthly challenges

GPA INVESTOR Day

G7

A new store concept

Differentiated value proposition and layout

- ✓ Fresh Market concept:: Expansion and grouping of the perishables area
- ✓ Highlight being the wellness concept and assortment: organic products, bulk products and natural beverages
- ✓ Services: New model of bakery, butchery, fishmonger ...
- ✓ Perpendicular grocery shelves
- ✓ Omnichannel
- ✓ Reinforcement of the healthy and affordable positioning
- ✓ Store in store concept



20 stores in G7 format by the end of 2018

which represent **16% of the sale**

Stores already reopened:

Alphaville II
Borbagato
Botucatu
Campinas – Itapura
Cardoso de Almeida
Cerro Corá
Ibirapuera
Lago Sul
Lavandisca
Moema
Oscar Freire
Padre Antônio
Real Parque
Riviera
São Caetano do Sul
São João
Teodoro Sampaio

New Stores:

Guarujá - SP
Joaquim Floriano - SP
Barra - RJ

Loja G7
Novo layout


Padaria
Adega
Peixaria
Açougue
Frios
Sushi
Rotisserie
Café
Entrada
Saudáveis
Sorvetes
Congelados


PRÊMIOS
20%
Orgânicos
Orgânicos


Açougue
PRÊMIOS
A MELHOR SELEÇÃO


Padaria
PÃO ITALIANO


5,50


Orgânicos e Saudáveis
Água de Coco
Suco de Laranja


Escolher começar bem o dia.
Café
café


SUSHI
UNIDADE
BOAS COMPRAS
Rotisserie
Sushi


Sushi
Sushi
Rotisserie
Comida
HOJE?
FRESCOS
AQUI!
Rotisserie


DESCONTO
DESCONTO
Especiais para todas as ocasiões!
Pilsen
Weiss
Cervejas especiais
French Martini

Results of G7 stores: positive results from customer's perspective

Satisfaction Index

76.7 (3Q18)

75.4 (3Q17)

Increase of **+1.3 p.p.** in customer satisfaction after renovations.

Secret Shopper

89.7% G7 stores after renovation*

85.4% other stores

Difference of **+4.3 p.p.** compared to other stores between April and July

(*Ibirapuera, Oscar Freire, Campinas Itapura, Padre Antônio, Cerro Corá)

"I've never had a Pão de Açúcar of choice, I usually shop near where I am. But after the renovation, this has become my first choice for monthly purchases" (Ibirapuera)

"The renovation made the store prettier and smarter. It's easier to shop now!" (Oscar Freire)

Gross Sales SSS


+7,400 bps
Other Stores
Renovated G7 stores

Volume


+5,000 bps
Other Stores
Renovated G7 stores

Ticket


+3,700 bps
Other Stores
Renovated G7 stores

Satisfaction Index = Calculated in accordance with the weighted average of a set of attributes (Price, Service, Infrastructure and Quality);
Secret Shopper = % according to the rate of compliance with execution standards.

MMOVE Project

Standardized and robust operating model, which enables the Manager to have control of everything that happens at their store, leading **a high-performance team** committed to generating consistent results for the business and **offering a better buying** experience to **customers**.

Results Expected

For the Team: smart routines that **support the business management** efficiently, are capable of optimizing activities and the time currently invested in the operation

For the Client: Differentiated buying and relationship experience

Results Achieved

- ✓ 4.5% reduction in average stockout in pilot projects
- ✓ Reduction of 12 days of inventory in pilot stores
- ✓ Reduction of 70% in positive bank hours, 68% in negative hours and 100% reduction in number of pending days off

In Practice

People

Train successors and establish management procedures to ensure standardized tasks

Experience

Customers must be able to find what they need at the time they need it, with a service more suitable to their profile

Profitability

Creation of practices and tools that enable the manager to analyze the results of their store and take quick action to increase profitability

Store in Store

ETNA | Feb 17 | 34 Pão


UMA TAÇA DE
VINHO

Bacio di Latte | May 18 | 1 Pão Ricardo Jafet


BACIO di LATTE

SIS SWIFT | June 18 | 1 Washington Luis


Swift
CARNE MATURADA
& TENDERIZADA QUE
GARANTE ALTO
padrão de maciez!

Mobile | Dec 18 | +30 Pão


SAMSUNG
SAMSUNG

Lugano | Dez 18 | 1 Pão Joaquim Floriano


Gato Mimi
LUGANO
Gato Mimi
LUGANO
100g

Inovação: Cheftime

cheftime


cheftime
DADINHO DE TAPIOCA
com geleia de pimenta orgânica


cheftime
SURPRESA DE CHOCOLATE BELGA
com creme de avelã e crocantes
Qualitá
LEITE CONDENSADO
Casino


cheftime
Qualitá


cheftime
SUA HORA DE CHEF
O QUE TEM NO KIT?





Priorities Pão de Açúcar 2019-2021

1

DIFFERENTIATION:

- ✓ **Assortment:** Consolidation of "high-end" positioning with excellence in service level and assortment and focus in quality on F&V and perishables (Perfect F&V).
- ✓ **Greater focus on healthy products**
- ✓ **Operational efficiency:** Expansion of MMOVE.
- ✓ **Innovation**: Continue to reinforce Digital Transformation through the app, acceleration of Store in Store to over 70 stores and Cheftime expansion for all stores in São Paulo state untill 2019;
- ✓ **Focus on Private Label for differentiation and price perception.**

2

Continuation of store renovations for the new Generation:

✓2018: 15 stores.

✓2019: 20 a 30 stores.

3

Strengthening its position as a national brand through expansion to new states:

2019: 5 to 10 stores.

Next 6 years: potential for 100 lojas.

GPA | INVESTOR Day

Proximity

minuto Pão de Açúcar

Aliado mini mercado

mini extra

Pão de Açúcar drogaria

posto extra

Pão de Açúcar posto

drogaria extra

ASSAÍ POSTO

Proximity

Strong presence of the brands in **15 states** across Brazil



1,000 points of sale all over Brazil

183 mini extra

82 minuto Pão de Açúcar

69 Pão de Açúcar posto · ASSAÍ POSTO · posto extra

123 Pão de Açúcar drogaria · drogaria extra

+500 Allies — ALIADO minimercado

Mini Extra
in **major** numbers



183 stores

120,000
customers identified per month

✓ Present in **urban centers**
✓ **Practical** and **quick** purchases
✓ From **stock-up** purchases **to urgent needs**

~50% of refurbished stores

Daily assortment for replenishment, convenience and immediate consumption
4,000 PLUS

Stores of
100 to 500 m²
in sales area

Around
3million tickets
per month

Minuto

in **major** numbers



minuto
Pão de Açúcar

Around
150,000
customers identified per month

Around
1,2 million tickets per month

✓ Leadership in **A/B segment**

✓ **Pleasant and convenient** purchase

~80% of refurbished stores

Assortment for immediate consumption and convenience with healthy and differentiated products

7,000 PLUS

GPA | INVESTOR Day

Drugstores

major achievements

Pão de Açúcar drogaria + drogaria extra

123

drugstores

Around **100,000** customers per month

Major achievements

- Expansion of 2 drugstores
- Refurbishment of 14 main stores
- Assortment revision

Around **840,000 tickets** per month



Gas stations

major achievements

69
gas stations

Around
2.1 million tickets
per month



Major achievements

We actively participate in key actions at **Extra** and **Pão de Açúcar**

Co-branding

Combination of two brands recognized for their qualities so together they can be stronger and stand out among competitors

Main Fronts in 2018

- ✓ Differentiation of banners
- ✓ Expansion
- ✓ Productivity
- ✓ Strengthening of price image



GPA INVESTOR Day

Main Initiatives | Proximity

Mini Extra and Minuto Pão de Açúcar

Commercial Dynamics

- ✓ Revision of assortment and adjustment of cluster;
- ✓ Build loyalty with differentiation in the Bakery and Fresh Produce categories and penetration of Private-label Brands;
- ✓ Valuation and focus on categories aligned with the Proximity format: Liquid / Snacks (Yogurts) / Snacks.

Marketing Strategy

- ✓ Synergy in promotional dynamics at Extra
- ✓ Alignment with Pão de Açúcar in Minuto PA;
- ✓ Promotional dynamics with "My Discount" app.

Private-Label

First Prices

- ✓ Focus on private-label:quality price perception and loyalty;
- ✓ Entry of first-price products to strengthen competitiveness in lower income neighborhoods.

Dynamic | Mini Extra

Check-Stand



Promotional Dynamics



Complementary Perishables Assortment



Private-Label Exposure



Fresh Produce Cart



Complementary Market Assortment



minuto Pão de Açúcar

Dynamic | Minuto PA

Improvements - Bakery



Perfumery Development



Fresh Produce Concept



Development Break-Bulk Fruit



Dynamics | Beers



Marketing Strategies | Mini Extra

Tabloids


PRATICIDADE
E PREÇO JUSTO
PERTINHO DE VOCÊ.
PREÇO JUSTO SEMPRE
É preço baixo mesmo.
Dois dias com
as melhores
ofertas de frutas,
verduras e legumes.

Merchandising







Commercial Campaigns


É SÓ NESTA SEXTA-FEIRA!
APROVEITE!
COMPARTILHE COM OS AMIGOS
ALERTA VERMELHO
É SÓ NESTE SÁBADO


extra
PINK FRIDAY
UMA SEXTA-FEIRA
COM OFERTAS
IMBATÍVEIS
DE PRESENTE
PARA A SUA MÃE.

Marketing Strategies | Mini Extra



Meu Desconto
Baixou o app, baixou o preço
clube extra
Compre e ganhe todo mês.
clube extra Apresenta
Meus Prêmios
Quanto mais você compra, mais prêmios pode ganhar.
Black Friday
Só nesta sexta-feira.
mini extra
Precisou, resolveu.
Dia de Ofertaço
extra
Alerta Vermelho
extra

GPA Investor Day

Marketing Strategies | Minuto

minuto Pão de Açúcar

Light renovations supported by suppliers


46,50
31,23



Promotions in synergy with Pão


minuto
Ofertas da semana
TOP OFERTAS
DESCONTO
PRÊMIOS
Pay
MEU DESCONTO

Before | 44 Offers


minuto
Ofertas da semana
Top Ofertas
OFERTAS MINUTO

After | 57 Offers


minuto
Ofertas da semana
TOP OFERTAS
DESCONTO
PRÊMIOS
JUNTOU TROCOU

Significant growth of same-store sales

as a result of adjustments to assortments, operational adjustments and reactivations of promotions



Gross Sales | Var. % LFL
+2,020 bps
-7.2%
4.9%
13.0%
1Q
2Q
3Q
Volume | Var. % LFL
+2,460 bps
-5.1%
14.2%
19.5%
1Q
2Q
3Q
Ticket | Var. % LFL
+950 bps
-4.7%
2.2%
4.8%
1Q
2Q
3Q

Drugstores
Main Initiatives

Pão de Açúcar drogaria | drogaria extra

- ✓ Renovations of 14 Drugstores with **new concept 2.0**: estimated growth of 15%
- ✓ **Expansion** of 2 drugstores (Itatiba / Mangabeiras)
- ✓ Adjustment of **assortment**
- ✓ Promotional dynamics through **My Discount**


drogaria
extra




drogaria
extra
Reinauguração
Drogaria Extra Norte!


drogaria
extra


drogaria
extra


drogaria
extra

GPA INVESTOR Day

Gas Stations

Main Initiatives

posto extra | Pão de Açúcar posto | ASSAÍ POSTO

- ✓ Renovations of gas stations: better price and quality;
- ✓ Expansion plan: 20 stores by the end of 2019;
- ✓ Promotional dynamics with My Discount;
- ✓ Standardization of service in all gas stations;
- ✓ Investment in technology to improve productivity;
- ✓ Reinforcement of external price communication.

Reinforcement of Communication


E 2,279
G 3,979
G 4,099


E 2,379
G 4,179
G 4,299
D 3,419


E 2,379
G 4,179
G 4,299


posto extra
E 2,619
D 3,549
G 4,379

Outlook for 2019-2021

mini extra

- ✓ Consolidate the strategies implemented in 2018;
- ✓ Consolidate profitability by optimizing costs and the store portfolio;
- ✓ Optimize assortment clusterization.

minuto Pão de Açúcar

Winning format:

- ✓ Resumption of the Expansion in 2019, with at least 15 stores and progressive acceleration for coming years.

Gas stations (Pão de Açúcar posto, posto extra, Assaí posto)

- ✓ Continue investments in price communication at points of sale;
- ✓ Continue investments in technology to increase productivity;
- ✓ Expansion: double the number of gas stations in the next 4 years.

Drugstores (Pão de Açúcar drogaria, drogaria extra)

- ✓ Continue the renovation plan: 15 additional drugstores in order to continue modernizing stores.

Allies (Aliado mini mercado)

- ✓ Consolidate relationship of trust with the 500 registered Allies;
- ✓ Implement sales website to reach other players (restaurants / hotels / etc).

GPA Malls

GPA Malls

Our reach in Brazil



Management of more than **250 commercial centers** and **2 convenience street** malls


GPA Malls

More than **3,500 agreements with merchants** and partners

Almost **300,000 m²** of GLA managed across Brazil



Present in **22 states and the Federal District**

History of GPA Malls

Our work is based on the entrepreneur-to-entrepreneur relationship in order to offer the best in structure and services so that your business or franchise can grow and increase its profitability.

2012
Casino Group consolidates Malls as a business unit of GPA

Internal structuring

2015
Decentralization with the creation of 4 regional units

2016 1º Half
Creation of management model
Back office restructuring

Investments in technology

2016 2º Half
IT tools
Revision of Strategic Plan
salesforce SAP CYBER

Optimization of assets

2017 1º Half
Growth and optimization of GLA

Strengthening of relations with merchants

2017 2º Half
Focus on operational excellence:
Excellence program (PEX):
Mãos Dadas program
MÃOS DADAS PEX

2018
Development of new business lines

Competitive advantages of GPA Malls

For Partners

Large expansion platform with national capillarity

Website flow guaranteed by retail operation, with **competitive occupancy cost**

Ability to **produce new areas**

For GPA

Diverse mix of operations and services makes the website more attractive, **bringing additional and complementary flow to the retail.**

Optimization and monetization of the square meter, with a sensible reduction of store operation cost

Main partners / brands

Brand Ranking - Store (#)



CAIXA 123
O Boticário 55
CVC 43
Ortobom 40
Cacau Show 35
Mc Donald´s 29
Burguer King 28
Smartfit/ Bioritmo 23
Giraffas 17
Bradesco 17

Brand Ranking - Anchor (#)



Smartfit/ Bioritmo 23
Self it 14
Cobasi 6
Autozone 3
Petz 2
C&C 2
Kalunga 2
Leroy Merlin 2
Mc Donald's 2
Baby Beef 2

Management of **B2B2C relationship** as a competitive edge

Our Galleries


CENTAURO

Rio de Janeiro | Pa Américas


Cacau Show
Casa do Pão de Queijo

Salvador | Paralela


BAHIA

Assaí | Carapicuíba


McDonald's

Sorocaba | Santa Rosália

Expansion Interlagos


extra
seja bem-vindo


Donald
SUBWAY


It's
PROMOÇÃO

Expansion over 2,000 m², taking the total area of the gallery to more than 4,000 m²

Expansion
Colinas




CacauShow


BURGER KING



Expansion over 4,000 m², taking the total area of the gallery to more than 6,000 m²


Petz
PREMIUM
CHOCOLATES

Results

Vacancy


-390 bps.
10.4%
7.3%
6.5%
2016
2017
2018*

Key accounts


+1,500 bps
39%
49%
54%
2016
2017
2018*

Revenue


+38.4%
2016
2017
2018*

EBITDA Margin (%)


+1,700 bps
2016
2017
2018*

** Estimated data for 2018*

Strategy for the future

Short-term actions

Focus on **productivity** and operational **efficiency**

Continuous improvement in **relationship** with customers

Medium-term actions

Square meter monetization and GLA growth: develop areas for small and midsized projects

Future actions

Media: Expand our **reach** in the Media Business

Business Model: Develop **new revenue sources**


Pão de Açúcar
DESCONTO
20% DE DESCONTO
Massa de Tapioca Pronta TAEQ
Pacote 500g
ver todos
PRÊMIOS
OUTUBRO
R$641
R$761
R$961
ver mais
Compre Online
Caixa Express

GPA | INVESTOR Day

DIGITAL TRANSFORMATION

1 OUR POINT OF VIEW

2 PROGRESSES AND ASSETS

3 PRIORITIES

Antonio Salvador
Digital Transformation Officer

OUT POINT OF VIEW | KEY MESSAGES


JUNTOU& TROCOU
02 Caixa




Pão de Açúcar viva vinhos

SERVING THE CUSTOMER across all channels

+

GPA PIONEERISM (e-commerce + loyalty) with **better assets**

+

Greater efficiency and **NEW REVENUE SOURCES**

OUR POINT OF VIEW

TRANSFORMATION OF B&M STORE

Center of the consumer journey

86% of consumers **expect speed** and **74%** of the customers **expect a pleasant experience** in the offline world

AVAILABILITY AND ACCESS TO INFORMATION

Power of choice

49% follow their preferred brands on social media and **38%** of them **evaluate their products/services**

INTENSITY OF CHANGES

Convergence, communication and globalization

9 out of 10 brazilians connected to the Internet **have cell phones and use apps, growth of 42%** in two years

Source: Nielsen Global Commerce Study & Hello Papo Digital Report

ONLINE SHOPPING TREND

Personal Care and Food



INTEGRATION BETWEEN B&M AND DIGITAL STORES

They are increasingly adopting a standard of recurring shopping frequency among Brazilians



OPPORTUNITY FOR FMCG EXPANSION BRAZIL


18%
18%
1%

ALMOST 60% OF CONSUMERS INTEND TO

purchase food online in the coming months



Source: Nielsen Global Commerce Study & Hello Papo Digital Report & PWC Retail Report

PROGRESSES AND ASSETS | EXPANSION GPA E-COMMERCE

more than 44% growth in e-commerce in 2018

DC SALE	EXPRESS	CONVENIENCE
+ 5.8% vs N-1	+ 107.3% vs N-1	> 100% vs N-1
Average ticket: 370,9	Average ticket: 264,0	Average ticket: 264,0
Repres. 62,2%	Repres. 30,4%	Repres. 7,4%

EXPRESS OPERATION:

2018 70 STORES → **2019** 120 STORES

more than 30% of total online sales

more than 300 thousand orders

12 brazilian states

LEVEL OF SERVICE :

Purchasing power
average income 70% higher

Tech-savvy
more than 65% heavy users

Low price sensibility
more than 50% do not compare prices

Loyalty building
more than 55% identified with the brand

GPA INVESTOR Day

PROGRESSES AND ASSETS | NEW E-COMMERCE EXPERIENCE

NEW SHOPPING APP

CONTENT BLOGS (2MM+ ACESSES)



VIVO
19:16
51%
Pão de Açúcar
mais
Aproveite o WIFI grátis nas lojas

WINE SUBSCRIPTION



Pão de Açúcar
viva vinhos

+ 17.5M
customers registered in the Loyalty Program

+ 130
suppliers using the platform

+ 7.5MM
Downloads

+ R$150M
of additional EBITDA

Sales Growth
(Before and after My Discount)

Pão de Açúcar mais: **+ 17%**

Clube Extra: **+ 12%**

clube extra: **~ 60%** of Identified Sales

Pão de Açúcar mais: **~ 85%** of Identified Sales



Meu Desconto
Meus Prêmios
Compre Online
Caixa Express
Minha Lista
Carteira Virtual
Minhas Preferências
Cupom Fiscal

INITIATIVES

that helped improve the customer´s shopping experience

Caixa Express
Agende seu horário

Express Checkout

✓ ~1M used the express checkout functionality

Minhas Preferências
Agilidade no caixa

My preferences / Digital invoice

✓ 110K registered (+10% WoW)
✓ 50% requested not to print invoice
✓ 500K avoided interactions

Pay
VISA Checkout
Samsung pay

Payment Options

✓ 1% of total sales

PROGRESSES E ASSETS | STARTUPS NETWORK AND INNOVATION

Big Data

Facial Recognition

Blockchain

Delivery & Market Place

Gamification

Mobile Payment

Geolocation

Chatbot

Artificial Intelligence

Monetization of traffic

Customization of the experience

cheftime

350

30

PROSPECT	TEST	SCALE-UP	INTEGRATE

LIGA RETAIL
Powered by Liga Ventures

Liga Retail Program

cubo Itaú

CUBO Partnership

GPA LAB

GPA Lab

PROGRESSES AND ASSETS |CUBO PARTNERSHIP



STRATEGIC PARTNERSHIP WITH CHEFTIME

AGREEMENT

Right to acquire controlling interest in Cheftime in 18 months, which may extended to 24 months

ABOUT CHEFTIME

Online service for subscription and individual sale of gastronomic kits

Kits with fresh ingredients in the right quantity for people to prepare delicious dishes using recipes signed off by chefs, including their step-by-step preparation

GOALS OF THE PARTNERSHIP

- ✓ Expand the innovative and unique character of the Company
- ✓ Consolidate the omnichannel experience of consumers
- ✓ Proximity with Foodtech talents
- ✓ Leverage Private-label brands


cheftime


cheftime
DADINHO DE TAPIOCA

Scale-up Plan

Pilot launch at Teodoro store (Nov. 13) → SP: 15-20 stores + e-commerce (1Q 2019)) → Scale-up the omnichannel strategy

Cheftime website


cheftime
CLUBE REFEICOES

Pão de Açúcar Website


cheftime
Novidade! Experimente.
Cheftime chegou no Pão.

Pão de Açúcar Store



Invitation to subscribe inside the kit


Convite especial para uma jornada gastronômica

App


mais

DIGITAL TRANSFORMATION TEAM

Focus on accelerating execution

TECHNOLOGY
Digital / Support

INNOVATION
GPA Lab

OMNICHANNEL
New Formats Projects and Synergies

UX
Experience and Interaction of Products

E-COMMERCE
PdA / EXTRA

LOYALTY CRM
Customer Insights

PRIORITIES

+ 50% growth of user base in loyalty apps



Growth of e-commerce, with the focus on shipping from store



New digital products focused on reducing friction and convergent experience (on/off)



Investment in technology and agile culture



Develop startup ecosystem



GPA INVESTOR Day

Private-Label

taeq

Casino

Qualitá

nous

Club des Sommeliers

finlandek

BRONZINI

ARKITECT

Brazil has one of the **lowest shares of** Private-Label


SUÍÇA 45
REINO UNIDO 41
ESPANHA 41
ALEMANHA 34
PORTUGAL 33
BÉLGICA 30
ÁUSTRIA 29
FRANÇA 28
HOLANDA 27
SUÉCIA 25
DINAMARCA 25
POLÔNIA 24
HUNGRIA 24
ESLOVÁQUIA 22
REPÚBLICA TCHECA 22
FINLÂNDIA 22
NORUEGA 22
AUSTRÁLIA 21
ESTADOS UNIDOS 18
CANADÁ 18
AFRICA DO SUL 18
IRLANDA 17
ITÁLIA 17
GRÉCIA 16
COLÔMBIA 15
TURQUIA 14
NOVA ZELÂNDIA 13
CHILE 10
ARGENTINA 9
SINGAPURA 8
MÉXICO 8
PERÚ 7
RÚSSIA 6
ISRAEL 6
UCRÂNIA 5
BRASIL 5
ÍNDIA 5
HONG KONG 5
CORÉIA DO SUL 4
Brazil 5%

Source: Nielsen | 2016
Note: For consistency among countries, all categories were considered with the same weight. Country data may vary due to differences in the reporting of data.

GPA INVESTOR Day

European retailers with high share of **private-label** reached **higher and more sustainable growth rates in the last 5 years**



Share of Private-Label vs. Growth - European Retailers
PL Share
CAGR (L5y)
EU Turnover
Mercadona 61,0 7,2 22
E.Leclerc 25,5 1,8 38
Auchan 24,0 1,1 38
Edeka 25,1 2,1 50
Rewe 27,2 2,2 54
Metro 11,2 -2,5 54
Tesco 35,9 -1,8 60
Aldi 81,7 8 60
Carrefour 24,1 -2,1 73
Schwarz / Lidl 73,3 7,4 92

Source: Tendencias Recientes del Retail en España KANTAR - Desarrollo de la marca de distribuición - Europe 2016

Value Proposition

Why do we produce Private-Label?

Price Perception	Prices about 25-30% lower than the benchmark/leader in the category
Quality Perception	Same or superior quality as the benchmark/leader in the category
Differentiation	Iconic products and brands that are attractive to consumers
Innovation	New and exclusive products in our stores
Democratization	Guaranteed high-quality products and low prices for all

Loyalty

Improved **Competitiveness**

Profitability higher than national brands

How we operate with Private-Label Brands? → **Partnership with Industry** → **Communication / Creation of Brands** → **Specialized Team** → **Quality Assurance**

Our Brands

Qualitá

Day by day

taeq

Healthier life

Casino

A chef's touch to the routine

Club des Sommeliers

Celebrate the good times in life

finlandek

A stylish house

ARKITECT

BRONZINI

Stylish clothes for everyday











How we operate
with Private-Label?

Until **2017**	In **2018**
✓ **30 people - shared structure**	✓ **60 people - exclusive structure**
✓ Transactional **Supplier**	✓ Suppliers **Partners for the Long Term**
✓ **Prices 10-15% lower than** the leader	✓ **Prices 25-30% lower than** the leader
✓ **Inconsistent quality**	✓ **Quality equal to or higher than** the leader
✓ **One-off purchase** per opportunity	✓ Customer **loyalty**
✓ **Lower profitability**	✓ **Profitability higher than** national brands



GPA INVESTOR Day

Change in Value

Sales Private-Label and Multivarejo and Competition AS Brasil

Value proposition focused on quality

Successful differentiated model


41.7
23.1
20.9
17.1
14.9
8.9
11.7
6.9
-0.5
4.4
2.5
-9.0
-6.5
-6.7
-5.9
-9.9
-6.9
-12.3
-9.7
-9.1
-13.8
-11.7
-9.9
-6.6
-3.3
-11.2
PER10
PER11
PER12
PER01
PER02
PER03
PER04
PER05
PER06
PER07
PER08
PER09
PER10
CHG% AS PL
CHG% Multivarejo PL

T. Baskets Private-Label (Only categories that PL works)| Change Value by period | Market Competition AS (AS– Multivarejo Brasil) | until PER09| Source: Nielsen Scantrack

Penetration of Tickets



26.9%
24.7%
24.6%
23.5%
24.5%
25.0%
22.2%
21.4%
20.5%
20.5%
2018
23.4%
2017
18.0%
18.1%
17.6%
18.1%
18.2%
17.8%
18.0%
18.5%
17.8%
17.9%
17.8%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
YTD

GPA INVESTOR Day

Share of Private-Label by Banner

Penetration by Banner


4.7%
7.2%
6.6%
11.8%
8.2%
15.9%
6.6%
8.8%
10.4%
11.7%
6.1%
9.1%
Extra Hiper
Extra Super
Mercado Extra
Pão de Açúcar
Proximidade
Multivarejo
October 2017
October 2018

Average Growth of Same-Store Sales


21%
40%
June
October
November

Since October we have introduced a new communication model and promotional campaigns for Private Label

GPA INVESTOR Day

Why?

New concept of **private-label well implemented**

Born with DNA focused on private-label

Success shows the **potential that a format with private-label in its DNA has in the Brazilian market**

Share 4 times higher than Brazilian average

October share Mercado Extra **was almost twice that of Multivarejo's**

182% growth 2018 vs. 2017

Share of 19% of growth 2018 vs. 2017





Action Plan

430 PROMOTERS AT STORES



- ✓ Team dedicated to private-label brand at all stores
- ✓ Guarantee of planogram and exposure in gondola
- ✓ Optimization of sales and profitability




Casino

CAMPAIGN

For the first time, a private-label runs a 360º multimedia campaign

- ✓ Pay TV (25 channels)
- ✓ Merchandising SBT, Record and Globo
- ✓ Weekly and women magazines
- ✓ Radio
- ✓ Newspapers with nationwide distribution
- ✓ Digital

YouTube Facebook BuzzFeed

Oath: Google


eliana


HOJE EM DIA



ME POUPE!

Priorities 2019 - 2020



Ambition: Share of Private-Label of 20%
Increase Taeq sales, democratizing healthy foods

Extension of **integrated suppliers model**

INTEGRATED: TOTAL PARTNERSHIP | OPEN BOOK MODEL
TRANSACTIONAL: TRADITIONAL MODEL

Pipeline of **constant innovation at 500 SKUs p.a.**

Building **new private-label** and **strengthening current brands**

Coming Soon

nous

Launch 2Q19



nous
ALGODÃO TIPO
BOLA
95g
SHAMPOO
LISO INTENSO
MÁSCARA DE HIDRATAÇÃO
CACHOS DEFINIDOS
REFRESCANTE
Teen
48h
MEN
SPORT
48h

Christophe Hidalgo

Chief Financial Officer

Strengthening the multi-channel, multi-format and multi-region portfolio

Share of gross sales / Market share[1]

	Brand	2014	9M18 LTM[3]	Market share[1]
Premium	Pão de Açúcar, minuto Pão de Açúcar, Delivery	18%	15%	6.5%
Mainstream	extra hiper	38%	25%	14.3%
	extra supermercado	13%	8%	
	mini, Others[2]	7%	7%	
Cash and Carry	ASSAÍ Atacadista	24%	45%	29.7%

Sales per region



Midwest
Northeast
North
Southeast
South
4%
8%
11%
77%
2%
9%
19%
2%
68%

Key portfolio optimization initiatives

Pão de Açúcar
- ✓ 23 stores opened since 2014
- ✓ Renovation of 95 stores in the last 2 years, of which 20 in the G7 concept: improvement in service level
- ✓ Innovations and digital pioneerism: ~70 Express and ~50 Click & Collect

minuto Pão de Açúcar / mini / Aliados mini mercado
- ✓ Expansion of Minuto Pão de Açúcar in recent years: 66 stores opened since 2014
- ✓ Clustering: adjustments to assortment and reactivation of promotional campaigns
- ✓ Aliados: more than 500 partners

extra hiper / GPA Malls
- ✓ Conversion of 19 hipers to Assaí in the last 3 years
- ✓ Malls: optimization of sales area, adding 50,000 m2 of GLA in the last 2 years

extra supermercado / Mercado Extra / Compre Bem
- ✓ Mercado Extra: first wave of 23 stores during 2018
- ✓ Compre Bem: conversion of 13 stores by year-end

ASSAÍ Atacadista
- ✓ Strong expansion in recent years: 61 stores opened since 2014, in 6 new states
- ✓ Launch of financial services: more than 500,000 cards

(1) Source Nielsen - AS Brasil / (2) Includes gas stations, drugstores, malls and partners / (3) LTM = last 12 months

Less cyclical and more balanced portfolio: sales growth above inflation in recent years

GPA Food

Gross Sales (R$)


37.7 bi
52.0 bi
CAGR 8.4%
1%
-3%
-3%
9%
10%
Real Gross Growth(*)
2014
2015
2016
2017
9M18 LTM

(*) Considers IPCA Food at Home

GPA Investor Day

Less cyclical and more balanced portfolio: profitability growth in the last 2 years



Gross Margin(1)
25.2%
23.0%
23.0%
22.7%
SG&A % of Net Sales
18.8%
18.7%
18.1%
17.4%
Adjusted EBITDA Margin(2)
6.8%
4.6%
5.2%
5.4%
Net Margin(3)
1.7%
-0.1%
1.4%
2.3%
Supplier Finance
Suppliers (-) Inventory
19
25
31
2015
2016
2017
LTM 9M18

Maintenance of high level of Capex: allocation to higher return formats

CAPEX (1)



1.1 bi
1.4 bi
1.2 bi
1.4 bi
1.5 bi
39%
21%
40%
28%
37%
35%
26%
40%
34%
23%
33%
44%
24%
38%
39%
2014
2015
2016
2017
9M18 LTM
New stores, land acquisition and conversions
Store renovations and Maintenance
Infrastructure and Others

CAPEX per Segment (2)



22%
31%
47%
24%
41%
35%
10%
39%
51%
15%
27%
59%
14%
19%
67%
2014
2015
2016
2017
9M18 LTM
Preminum
Mainstream
Cash & Carry

(1) Breakdown in % does not consider non-cash effects / (2) Not considering Infrastructure and Others

Less cyclical and more balanced portfolio: allocation of investments to maximize returns

GPA Food

ROCE



Adjusted EBIT / Capital employed
14.2%
11.4%
10.1%
16.5%
16.7%
2014
2015
2016
2017
9M18 LTM

Scenario of economic recovery and positive outlook for the government's reform agenda increase our confidence for the coming years

- Same store sales growth above inflation at Multivarejo and Assaí
- Increase operational efficiency:
  - Portfolio optimization:
    - Sales area optmization
  - Organic growth: Assai, Pão de Açúcar, Minuto Pão de Açúcar and Malls
  - Differentiation: private-label brands, digital, innovation, partnerships (Cheftime, Livelo)
  - Operational efficiency: shrinkage reduction, logistics and SG&A (personnel and synergies among businesses)
  - Broadening of financial services: cards, insurance and assistance
- Financial structure: continuous reduction in leverage through optimization of working capital (reduction in inventory levels)
- Other expenses: around R$ 200 million in the coming years

Capex around R$ 1.7 billion to 1.8 billion per year

Q&A